Exhibit (a)(5)(E)

On March 30, 2010, Intersil took the next step toward combining our two companies by announcing a tender offer to Techwell’s shareholders. The cash tender offer is for all outstanding shares of common stock and associated preferred stock purchase rights of Techwell at a price of $18.50 per share (without interest). Unless extended, the tender offer and any withdrawal rights to which Techwell stockholders may be entitled, will expire at midnight, U.S. Eastern Time, on Monday, April 26, 2010. If there is shareholder acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement and described in the Offer of Purchase, Techwell will become an indirect, wholly-owned subsidiary of Intersil.

I am very excited about the potential for our combined companies. One of the most important aspects of this combination is that we maintain and even accelerate the momentum Techwell has created in the marketplace. It is a top priority that employees remain focused on success and performing their roles without concerns about the merger.

As stated during recent communications meetings, Intersil plans to keep the Techwell organization intact as a product group within Intersil. We want to ensure that Techwell’s Product Development and Worldwide Sales organizations remain focused on the products, markets and customers that will drive future growth.

There are no plans to reduce headcount in the Product Development and Worldwide Sales organizations. As we review the entire Techwell organization, we anticipate that there will be only minimal overlap of responsibilities in all the functions of the combined companies. Consequently, no Techwell employees should be concerned with their immediate employment status at the close of the acquisition.

Hiro Kozato, together with all Techwell employees, have created a very great company and a very successful business. I will do everything in my power to ensure that both companies have even greater success as we combine teams.

I look forward to communicating with you and meeting you in the coming months.

Best Regards,

Dave Bell